EXHIBIT 99.1

HEXO Corp announces acquisition of Redecan to create Canadian market leader in adult-use sales

  Combined company would hold number one market-share in Canadian recreational cannabis and hold number one positions in four of Canada’s largest markets: Alberta, British Columbia, Quebec and Ontario.1
  Equips HEXO with one of the most robust brand portfolios in Canada: the combined company will be a leader across key consumer product categories, with established distribution channels throughout the country.
  Redecan’s lean production capabilities are expected to drive improved future financial performance and enhance potential to generate cash flow.
  Combined strengths should provide a platform for global growth, leveraging HEXO’s international reach.
  Co-founded by Pete Montour, Will Montour and Richard Redekop, Redecan is a family-owned and operated Canadian cannabis company, with agricultural roots stretching back 30 years.

A video accompanying this release is available at: https://www.globenewswire.com/NewsRoom/AttachmentNg/9962f132-352e-467b-83c5-99f3fcd7f166

OTTAWA and TORONTO, May 28, 2021 (GLOBE NEWSWIRE) -- HEXO Corp ("HEXO") (TSX: HEXO; NYSE: HEXO) is pleased to announce that it has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to acquire all of the outstanding shares of the entities that carry on the business of Redecan, Canada’s largest privately-owned licensed producer, with leading market share across a number of categories, for a purchase price of $925 million payable in cash and through the issuance of common shares of HEXO and subject to certain customary adjustments (the “Transaction”).

“We articulated a plan to become a top three cannabis player in the Canadian adult-use market,” said HEXO CEO and co-founder Sebastien St-Louis. “With today’s announcement, we believe that we are on the verge of surpassing that objective to become the no.1 licensed producer by recreational market share. Building on our strong market momentum, the combination of HEXO and Redecan reinforces our position as an industry leader and creates a robust foundation for growth, efficiency at scale and improved financial results.”

“The Canadian adult-use industry continues to evolve at a rapid pace, and we are at the forefront of that change,” continued St-Louis. “With the addition of Redecan, we intend to leverage our combined expertise in product development, manufacturing and branding in Canada. We will also be able to provide consumers across Canada with a diverse and innovative range of high-quality products, with an enhanced brand offering that will enable us to better compete against other LPs in Canada, while positioning the company for future expansion in the United States.”

“We will work to expand our cutting-edge CPG partnerships, to grow our international footprint with a view to becoming a top three global cannabis products company, and to continue to drive shareholder value. On behalf of our entire management team, I look forward to warmly welcoming the Redecan team to the HEXO family,” continued St-Louis.

“Redecan’s unwavering focus on the consumer, along with lean operating principles and highly efficient automated manufacturing technology, have allowed us to establish a significant presence in the Canadian market,” said Redecan co-founder Will Montour. “We’ve now entered a phase where scale is key, and our complementary consumer bases, brand portfolios and distribution relationships can enhance financial performance.”

“Joining the HEXO team will leverage our combined strengths and accelerate our growth within Canada and internationally,” added Redecan co-founder Pete Montour. “We look forward to building a leading global organization together.”

Transaction Highlights

  Brand leader: Redecan’s product mix and leading market share position across a number of key product categories will complement HEXO’s already large suite of sought-after brands across several products and price points.
  Robust product portfolio: Following the Transaction, HEXO will be a Canadian volume leader in dried flower across premium, mainstream and value price points. The Company will also be the industry leader for cannabis-infused beverages through Truss Beverages, while Redecan’s differentiated product portfolio includes top selling oils and capsules, and market leadership in the pre-roll category.2
  Product innovation: The newly combined know-how further enables the development of higher potency and more consistent products in key categories.
  Accelerated path towards positive EPS: Redecan has proven itself capable of consistently delivering significant EBITDA with a low depreciable capital base and zero debt.
  Best-in-class production capabilities: Redecan brings leading manufacturing, automation and packaging capabilities, resulting in some of the most consistent, efficiently produced and innovative products in the industry. Its highly efficient proprietary pre-roll technology has supported some of the highest product gross margins in the industry.
  Global growth opportunities: HEXO aims to leverage Redecan’s unique pre-roll product, experience in manufacturing, and well-known brands to expand market share across Canada and further seize opportunities in the U.S. and Europe.

Summary of Acquisition

Under the terms of the Share Purchase Agreement, the $925 million purchase price will be paid to the Redecan shareholders as follows:

  $400 million of consideration due on closing paid in cash; and
  $525 million of consideration due on closing paid through the issuance of HEXO common shares (the “Consideration Shares”) at an implied price per share of $7.53.

The $7.53 price per share represents the five trading day-period volume-weighted average price (VWAP) of HEXO common shares on the Toronto Stock Exchange ("TSX") as of the close of Canadian markets on May 27, 2021. It is anticipated that the Redecan shareholders will collectively hold approximately 31% of HEXO’s issued and outstanding common shares immediately following the closing of the Transaction on a pro forma non-diluted basis. Under TSX rules, the Transaction requires a simple majority approval of HEXO’s shareholders. HEXO expects to convene a meeting of shareholders to be held in August 2021 for the purpose of submitting the Transaction to shareholders for approval.

Financing

HEXO announced yesterday the closing of an offering of US$360,000,000 aggregate principal amount of senior secured convertible notes due May 1, 2023 (the “Notes”) directly to an institutional purchaser and certain of its affiliates or related funds. HEXO will use substantially all of the net proceeds from the sale of the Notes to satisfy the anticipated cash portion of the purchase price in the Transaction.

Additional Transaction Details

In addition to restrictions under applicable securities laws, resale by the Redecan shareholders of the Consideration Shares will be restricted by a 24-month hold period during which, subject to certain exceptions, each Redecan shareholder will be entitled to sell a maximum of 1/24th of the initial amount of such Redecan shareholder’s Consideration Shares issued under the Transaction. Furthermore, the Redecan shareholders have agreed to be bound by customary standstill provisions for an 18-month period, during which such shareholders have agreed to support HEXO’s management and board of directors.

The Share Purchase Agreement provides for expense reimbursement provisions in favour of the Redecan shareholders if the Transaction is terminated by either party in certain specified circumstances.

Redecan shareholders will receive the right to nominate up to two members to HEXO's board of directors (within certain parameters) and will be entitled to other customary governance rights, including limited demand and piggyback registration rights, pursuant to an investor rights agreement (the “Investor Rights Agreement”). Upon closing of the Transaction, HEXO’s board of directors will be increased to 10 members, with Peter James Montour and William Montour, two of Redecan’s founding shareholders, joining the HEXO board as directors. The Redecan shareholders will also be bound by customary non-competition and non-solicitation covenants in favour of HEXO and Redecan following the closing of the Transaction.

The Transaction is expected to close in calendar Q3 2021, subject to the satisfaction of customary closing conditions, including the receipt of applicable regulatory approvals and the shareholder approval described above required under TSX rules.

The Transaction has been unanimously approved by HEXO’s board of directors.

Further information regarding the Transaction will be included in the information circular that HEXO will prepare, file, and mail in due course to its shareholders in connection with the meeting of shareholders to be held to consider the issuance of the Consideration Shares under the Transaction as required by TSX rules. The Share Purchase Agreement and Investor Rights Agreement will be filed under the SEDAR profile of HEXO on the SEDAR website at www.sedar.com.

Conference Call and Investor Presentation

HEXO will hold a conference call to discuss the acquisition today at 8:00 am Eastern Time. The Conference call may be accessed through the following link: https://event.on24.com/wcc/r/3203301/266DA960BFA882443495497A31D6FC80

In addition, an investor presentation providing an overview of the transaction is available on hexocorp.com.

Advisors and Counsel

Prominent dealmaker, Adam Arviv, is acting as lead special advisor to Redecan.

Eight Capital is acting as financial advisor to HEXO.

A.G.P./Alliance Global Partners is acting as sole placement agent to HEXO in connection with the Financing.

BMO Capital Markets is acting as a special advisor to HEXO in connection with the Financing and Transaction.

Norton Rose Fulbright Canada LLP is acting as legal counsel to HEXO in connection with the Transaction.

DLA Piper LLP is acting as legal counsel to HEXO in connection with the Financing.

Bennett Jones LLP is acting as legal counsel to Redecan.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com

About Redecan

A Canadian cannabis company, Redecan was co-founded by Pete Montour, Will Montour and Richard Redekop, With over 30 years in agriculture, Redecan’s tools are fresh water and sunshine, farming the way it has been done for hundreds of years. The Company’s proprietary growing methods are one-of-a-kind and are continually refined through the use of advanced technologies.

Redecan, where the best things in life are green.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact are forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend", “estimate” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion of the Transaction and the timing for its completion; the satisfaction of closing conditions which include, without limitation (i) required HEXO shareholder approval, (ii) receipt of any required approvals under the Competition Act, (iii) certain termination rights available to the parties under the Share Purchase Agreement, (iv) HEXO obtaining the necessary approvals from the TSX and the NYSE for the listing of its common shares in connection with the Transaction, and (v) other closing conditions, including compliance by HEXO and Redecan with various covenants contained in the Share Purchase Agreement; statements with respect to the effect of the Transaction on HEXO and its strategy going forward and statements with respect to the anticipated benefits associated with the acquisition of Redecan.

Forward-looking statements are based on certain assumptions regarding HEXO and Redecan, including the completion of the Transaction, anticipated benefits from the Transaction, and expected growth, results of operations, performance, industry trends and growth opportunities. While HEXO considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

The assumptions of HEXO, although considered reasonable by them at the time of preparation, may prove to be incorrect. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the ability of HEXO to implement its business strategies; competition; currency and interest rate fluctuations and other risks. Among other things, there can be no assurance that the Transaction will be completed or that the anticipated benefits from the Transaction will be achieved.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of HEXO which are available on SEDAR at www.sedar.com, including the “Risk Factors” section in HEXO’s Annual Information Form dated October 29, 2020 and the most recent management’s discussion and analysis filed by HEXO.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. HEXO disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Notice to U.S. Holders. Both HEXO and Redecan have been formed outside of the United States. The Transaction will be subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the documents, if any, will be prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies. It may be difficult for a securityholder in the United States to enforce his/her/its rights and any claim a securityholder may have arising under U.S. federal securities laws, since the companies are located in Canada, and some or all of their officers or directors may be residents of Canada or another country outside of the United States. A securityholder may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.

Neither the TSX, nor NYSE accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

HEXO

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

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1 Source: Based on Headset recreational market share data from 01-Oct-20 to 31-Mar-21 for ON, BC, and AB; based on Q4-20 volume sold and sell through data provided by the SQDC for QC.
2 Source: Based on Headset recreational market share data from 01-Oct-20 to 31-Mar-21 for ON, BC, AB, and SK.